UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 333-13076

Cusip Number: N/A

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	October 31, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ___________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant	LPBP INC.

Former Name if Applicable	HEMOSOL INC.

2700 Matheson Blvd E., Suite 300, West Tower
Address of Principal Executive Office (Street and Number)

Mississauga, Ontario Canada L4W 4V9
City, State and Zip code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on From 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, 10-D, 10-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to finalize the financial statements for the period ended October 31, 2006 because it is not able to determine the appropriate financial statement presentation as a result of the Plan of Arrangement set forth in Appendix D to the Registrant's information circular contained in Exhibit 99.A.3.I to its Statement on Schedule 13E-3 filed with the Commission on March 19, 2004. The Registrant does not currently expect that it will be able to file the report on or before the fifteenth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Name: Mr. John R. Anderson, President, CEO and CFO

Telephone Number: (416) 213-0565

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LPBP Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 1, 2007

By:	/s/ JOHN R. ANDERSON
Name:	John R. Anderson
Title:	President, CEO and CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)